Hiatus Wine, LLC
Business Plan Summary



Benjamin Gaeddert and Henri Gaeddert
Owners/Members
Street Address: 503 Miller Dr., Wamego, KS 66547
Mailing Address: 2208 Pennsylvania St, Lawrence, KS 66046
(785) 380-5443

Business Plan Summary

Mission Statement

Cultivating wine experiences with thought and care.

Vision Statement

Providing a respite for contemporary life -- a lovely experience wherever you are.

Core Values

Engagement. Humility. Intention. Graciousness. Consistency. Respect.

The Business and Management

Hiatus Wine, LLC is a Kansas Farm Winery and Sommelier services business operating in the Lawrence, KS and Wamego, KS areas. Hiatus Wine strives to invoke a multifaceted, enjoyable experience through virtual and in-person events, an engaging urban winery location, custom-made wine, and the customer's glass at home.

Hiatus Wine will initially operate production at 456 Wineries incubator facility in Wamego, KS. Hiatus Wine will also open a farm-winery outlet and Class B urban winery location in Lawrence, KS in the summer of 2022. The business is owned by Henri Gaeddert and Benjamin Gaeddert. Benjamin has ten years of experience in the Kansas wine industry, growing grapes, making wine, and managing a farm-winery outlet where he sold wine to customers through tastings and group parties. Benjamin also holds a certification as a Certified Specialist of Wine through the Society of Wine Educators. Benjamin also holds a Bachelor's of Social Work from the University of Kansas. Hiatus Wine's education and team building are a synthesis of Ben's clinical experience and his contagious passion for wine. Henri has two years of direct experience in the wine industry, harvesting and pruning grape vines, assisting with production, and leading wine tastings. Henri brings other job experiences to this ownership endeavor including providing direct services to clients, social media management, organizational development, database entry, event planning and executing, and Board of Directors leadership. Henri will also be pursuing a Certified Specialist of Wine certification along with a Sommelier certification during the summer of 2021.

Both owners plan to take hands-on roles in the business. Benjamin will be the winemaker and vintner and Henri will serve as business manager. Both owners will work regularly in operation of the urban winery location. The owners also plan to pursue training on drinking establishment management to provide a solid foundation for a successful urban winery location. The owners also work closely with Kristina Mease and Will Katz at the Kansas Small Business Development Center in Lawrence, KS.

Our Services and Products

While we plan to serve all types of customers over 21 years of age, the bulk of our customer base will be between the ages of 25 and 54 in the Lawrence, KS area. Our customers in the Emerald City (around ages 25-39) and In Style tapestries (around ages 40-54) enjoy learning new things, value education, are looking for new experiences, and are patrons of the arts. Hiatus Wine offers products and services to facilitate approachable and enjoyable new experiences through wine, including:

- A selection of 10 wines by the end of our third year
- A Lawrence urban winery location featuring local artists and local beers and spirits
- Product shipping through Vinoshipper
- Wine education and tasting events/classes
- Bespoke custom-made wine
- Team building workshops
- Monthly wine club starting in our second year
- Farmer's market sales

The Market

Lawrence, Kansas is an affluent, stylish market with a special affinity for local, sustainable products. According to our market research there are, including Hiatus Wine, 56 licensed Farm Wineries in Kansas, a figure growing at 8.6% over the last decade compared to a national average of 3.7% growth. This strong rate of growth represents not just the exceptional economic potential of Kansas Wine, but signifies further opportunity as the industry continues to expand: the co-location of wineries within a region has been consistently shown to increase the profitability and sales volume of individual businesses. A 2017 Wine America report shows Kansas Wine driving nearly $870mn of economic impact in the state annually. With local spending on alcoholic beverages totaling over $20mn annually according to ESRI Retail Goods and Services Expenditures reporting, and nearly half of Kansas's licensed wineries located in Douglas or contiguous counties, Lawrence, Kansas represents an attractive market for a new winery concept. COVID-19 has created a situation in which some wineries are experiencing varying operating conditions and pressures, however according to IBISWorld, "demand for industry goods generally remains high, despite economic volatility," and WinesVines Analytics shows a 14% increase in direct-to-consumer wine sales from November, 2019 to November, 2020.

Competitive Advantages

Hiatus Wine will offer a substantially different experience from other local wineries. Our Urban Winery concept, unique in the Lawrence market, presents a new level of accessibility to our customers that is not possible when a winery's primary point of sale is miles outside of town on dirt roads. Hiatus Wine will be the only business offering a curated range of exclusively locally produced wines, beers, and spirits in the Lawrence area. Combined with an inviting, stylish environment, and staff offering superior customer engagement, we believe that our position as the only "one-stop shop" to taste the best of what the Kansas alcoholic beverage industries have to offer presents a compelling opportunity.

The modern Kansas Wine Industry is relatively young, with commercial production post-prohibition only having been legal since 1985. Our Winemaker has worked in Kansas vineyards and wineries from the first and second waves of wineries to open in this time, and has ardently observed and analyzed the challenges, successes, and missteps taken by these earlier, less experienced, and less well-informed, industry actors. Using this experience and knowledge, Hiatus Wine intends to craft wine products with exceptional market potential with a leaner operation and higher degree of efficiency than other local wineries have so far achieved. Many local winemakers are producing post-retirement from other careers. We are young people who plan to make the development and success of our business our main source of livelihood. For us, this is not a retirement project-- wine is our way of life. Our attentive focus on this business is what will make us successful and surpass the competition.

Financial Projections

Based on the strength of the Lawrence market, our professional experience, and the local industry, we projected our revenues for our first year as $129,600. We project a growth rate of 30% per year based on substantially increasing inventory and client base. As the first urban winery in Lawrence, we believe we will flourish as the only winery operating within the city limits. Our focus on adding local beer and spirits will make us approachable to all beverage consumers.

The owners plan to operate as much of the business themselves as possible. Farming activities will take place cooperatively with Sacred Sun Cooperative Farm which will supply occasional extra farm labor as necessary for the vineyard as a part of our lease agreement. Establishment of the Urban Winery location will require us to hire additional staff as appropriate at the time.

Unlike breweries who can produce beer at any time of the year, wineries are limited with seasonality in producing products. However, this does not limit our ability to grow significantly once products and inventory have been built. Wineries take significant initial financial investment, but can produce incredible returns with fully-focused efforts.

We are confident we will be able to tap into the local wedding market for our Bespoke custom-wine through research and observation on local social media customer groups. We have a sizable following for a startup not yet launched, and are only waiting to secure funding before pursuing aggressive marketing through our website, social media, and other means of advertising including radio stations KCUR and KPR. We plan to partner with other businesses who have significant followings, including local home brew shops in Northeast Kansas, 456 Wineries, and Sacred Sun Farm. Henri has also begun establishing connections with other business owners in the Kansas City area through social media, which has led to inquiries on establishing connections and securing products with us. We are only waiting to pursue these opportunities until we have secured funding, and we are confident in these sales leads.

Spending

Financing secured will be spent on the following working capital needs:
- Agricultural supplies to plant a small vineyard in cooperation with Sacred Sun Farm
- Cooperage (oak and glass wine barrels)

- Winemaking equipment and supplies
- Equipment and building leases

Start-Up Financing Requirements

We are seeking small business financing of $10,000-50,000 to meet our working capital needs. The co-owners have invested $3,567 thus far into funding the business. We are young people who may not have significant wealth built yet, but our commitment and experience will lead us to significant return.